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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                 Commission File Number 0-13789

                                IX SYSTEMS, INC.
                                ----------------
             (Exact name of registrant as specified in its charter)

 901 Route 110, P.O. Box 3119, South Farmingdale, NY 11735, Tel. (516) 249-4710
 ------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
                                  ------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)          [ ]       Rule 12h-3(b)(1)(i)           [ ]

          Rule 12g-4(a)(1)(ii)         [X]       Rule 12h-3(b)(1)(ii)          [ ]

          Rule 12g-4(a)(2)(i)          [ ]       Rule 12h-3(b)(2)(i)           [ ]

          Rule 12g-4(a)(2)(ii)         [ ]       Rule 12h-3(b)(2)(ii)          [ ]

                                                 Rule 15d-6                    [ ]

Approximate number of holders of record as of the certification or notice
date:    500

Pursuant to the requirements of the Securities Exchange Act of 1934, IX Systems, Inc. has caused this certification/notice to be signed on its behalf by the duly authorized person.

Date: January 18, 1999                    By: /s/ Dr. Shalley A. Harrison
                                              ---------------------------------
                                              Dr. Shelley A. Harrison, Chairman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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                                 Law Offices of
                                  BRUCE R. THAW
                                 45 Banfi Plaza
                              Farmingdale, NY 1735
                                 (516) 752-1760

                                                                January 18, 1999

Chief, Branch of Public Reference
Office of Filings and Information Services
U.S. Securities and Exchange Commission
450 5th Street, N.W., Mail Stop 1-4
Washington, D.C.   20549


            Re: IX Systems, Inc., Commission File No. 0-15081

Dear Sir or Madam:

            Attached hereto and filed on behalf of the above referenced Registrant please find a duly executed Form 15 requesting a suspension of the Registrant's reporting requirements. It is my understanding that the last report filed by the Registrant was on Form 10-QSB for the quarter ended September 30, 1997.

            Please be advised that the Registrant is no longer in a position to file periodic reports as it does not have any significant capital nor any employees or other resources. We have been advised that the Registrant is not current with respect to obligations to its transfer agent and, therefore, there have been no transfers of the Registrant's common stock in excess of one year. To our knowledge there is no public market for the Registrant's securities.

            In August, 1993, the Registrant announced that it was terminating all business activity and curtailing all operations except for any activity necessary to preserve corporate integrity and assets. Since that date the Registrant has been a dormant corporation in search of a merger or acquisition partner.

            Since the Registrant does not have a current account with its transfer agent, it does not have an accurate count as of this date as to the number of record holders of its common stock. However,
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Registrant believes the number of such holders to be approximately 500.
Therefore, in addition to relying on the provisions of Rule 12(g)-4(a)(1)(ii) to terminate or suspend the duty to file reports, Registrant also requests relief pursuant to Section 12(h) of the Securities Exchange Act of 1934, (the "Act") as an appropriate section to be relied upon to exempt the Registrant from the reporting requirements under the Act. Section 12(h) provides in pertinent part that the

      "Commission may...upon application...exempt in whole... any issuer...from the provisions of subsection (g) of this Section or from Section 13, 14 or 15(d), ....upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the ...amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or protection of investors...."

The Registrant has filed a Form 15 at this time since it has no ongoing operations or prospects, no revenue, limited capital, substantially no assets, no material activities and no known trading in its securities. Further, the continuation of complying with reporting requirements under the Act is costly and burdensome with no further benefit to the Registrant or its shareholders. Since continued reporting constitutes a significant and undue financial burden on the Registrant, we believe it is inconsistent with the public interest and protection of the Registrants current shareholders. Therefore, for the foregoing reasons we respectfully request that the Commission accept the Filing of Form 15 and request confirmation concerning the suspension of Registrant's duty to file reports.

                                          Very truly yours,

                                          /s/ BRUCE R. THAW
                                          ----------------------
                                          BRUCE R. THAW

BRT/pc
enc.